SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 23, 2007, of Results of Mix and Match

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                   23 April 2007

SCOTTISH POWER PLC - RESULTS OF THE MIX AND MATCH ELECTIONS AND LOAN NOTE
ALTERNATIVE ANNOUNCED

The Board of Scottish Power plc ("ScottishPower") today announces the results of the Mix and Match Elections and the Loan Note Alternative.

The latest time for receipt of Forms of Election for the Mix and Match Facility and the Loan Note Alternative was at 3.00 p.m. on 19 April 2007. At that time,
ScottishPower Shareholders holding 120,248,991 ScottishPower Shares, representing approximately 8.07 per cent. of the existing issued ordinary share capital of ScottishPower, had elected to receive additional cash, ScottishPower
Shareholders holding 811,011,366 ScottishPower Shares, representing approximately 54.44 per cent. of the existing issued ordinary share capital of
ScottishPower, had elected to receive additional New Iberdrola Shares and
ScottishPower Shareholders holding 20,285,431 ScottishPower Shares, representing approximately 1.36 per cent. of the existing issued ordinary share capital
ScottishPower, had elected to receive Loan Notes instead of cash. Accordingly, valid elections under the Mix and Match Facility for additional cash will be satisfied in full, valid elections for additional New Iberdrola Shares have been scaled back pro rata and valid elections for Loan Notes will be satisfied in full.

ScottishPower Shareholders who elected for additional cash under the Mix and
Match Facility will be entitled to receive 780 pence in cash for every
ScottishPower Share included in the Mix and Match Facility. ScottishPower
Shareholders who elected for additional New Iberdrola Shares under the Mix and
Match Facility have had their share elections scaled back by approximately
85.91442 per cent. and will therefore be entitled to receive 0.337863157894737 of a New Iberdrola Share for every ScottishPower Share included in the Mix and
Match Facility for which a share election can be satisfied in full.
ScottishPower Shareholders will be entitled to receive 400 pence in cash and
0.1646 of a New Iberdrola Share for every ScottishPower Share in respect of the balance of their ScottishPower Shares on which a share or cash election cannot be satisfied in full. ScottishPower Shareholders who elected for Loan Notes instead of cash under the Loan Note Alternative will be entitled to receive
£1.00 Loan Notes for every 100 pence in cash.

In respect of ScottishPower Shares for which no valid election under the Mix and
Match Facility or the Loan Note Alternative has been made, ScottishPower
Shareholders will receive the basic offer consideration which, in economic terms, is equivalent to 400 pence in cash and 0.1646 of a New Iberdrola Share per ScottishPower Share.

Fractions of New Iberdrola Shares will not be allotted, but will be aggregated and sold in the market and the net proceeds of such sale will be paid in cash to such ScottishPower Shareholders entitled thereto in accordance with their fractional entitlements. No assurance can be given as to the price that will be received for such New Iberdrola Shares as described in this paragraph.

The Offer remains conditional upon the confirmation of the Capital Reduction comprised within the Scheme by the Court of Session, Edinburgh, Scotland (the
 "Court") and a certified copy of the Court Order confirming the Capital
Reduction and the minute of the Capital Reduction being delivered to, and registered by, the Registrar of Companies (which is expected to take place later today).

Expressions used in this announcement have the same meaning as in the Scheme
Document dated 26 February 2007.

For further information:

Scottish Power plc:
Investor Relations: Peter Durman                            +44 (0) 141 636 4527
Media Relations: Colin McSeveny                             +44 (0) 141 636 4515

Cardew Group. (PR adviser to Scottish Power plc):
Anthony Cardew                                              +44 (0) 20 7930 0777
Rupert Pittman                                              +44 (0) 20 7930 0777

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 23, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary